Filed Pursuant to Rule 424(b)(3)
Registration No. 333-132362

Prospectus Supplement No. 2 dated October 21, 2008
(to Prospectus dated February 8, 2008)

13,500,000 SHARES
CURRENCYSHARESSM AUSTRALIAN DOLLAR TRUST

        This Prospectus Supplement No. 2 amends and supplements our prospectus dated February 8, 2008 (the “Prospectus”) and supersedes and replaces in its entirety Prospectus Supplement No. 1 dated October 17, 2008. This Prospectus Supplement No. 2 should be read in conjunction with, and must be delivered with, the Prospectus.

        On October 20, 2008, the NAV was expressed in USD based on the Australian Dollar/USD exchange rate as determined by WM/Reuters at 4:00 PM (London time) (the “Closing Spot Rate”). As of and after October 21, 2008, the NAV will be expressed in USD based on the Australian Dollar/USD exchange rate as determined by the Federal Reserve Bank of New York at 12:00 PM (New York time) (the “Noon Buying Rate”). Consequently, all references in the Prospectus to the “Closing Spot Rate” that relate to a period of time on or after October 21, 2008 are amended to read “Noon Buying Rate.”

        The Prospectus, under the heading “Net Asset Value” on page 4 and the definition of “Net Asset Value” on page 13, states: “If, on a particular evaluation day, the Closing Spot Rate is not determined and announced by 6:00 PM (London time), then the most recent Closing Spot Rate shall be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the Sponsor determine that the most recent Closing Spot Rate is not an appropriate basis for valuation of the Trust’s Australian Dollars, the Trustee and the Sponsor shall determine an alternative basis for such evaluation to be employed by the Trustee. Such an alternative basis may include reference to the market price of futures contracts that reflect the value of the Australian Dollar relative to the USD. The use of any alternative basis to determine NAV would be disclosed on the Trust’s website.”

        The immediately foregoing is hereby deleted and replaced with the following: “If, on a particular evaluation day, the Federal Reserve Bank of New York does not announce a Noon Buying Rate by 2:00 PM (New York time), then the most recent Federal Reserve Bank of New York determination of the Noon Buying Rate will be deemed the “Noon Buying Rate” and be used to determine the NAV of the Trust unless the Trustee, in consultation with the Sponsor, determines that such price is inappropriate to use as the basis for such valuation. In the event that the Trustee and the Sponsor determine that the most recent Federal Reserve Bank of New York determination of the Noon Buying Rate is not an appropriate basis for valuation of the Trust’s Australian Dollars, or the Federal Reserve Bank of New York ceases to provide the Noon Buying Rate, the Trustee and the Sponsor shall determine an alternative basis for such evaluation to be employed by the Trustee. Such an alternative basis may include reference to other exchange-traded securities that reflect the value of the Australian Dollar relative to the USD. The use of any alternative basis to determine NAV would be disclosed on the Trust’s website.”

        All other portions of the Prospectus shall remain unchanged. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Prospectus.

The date of this Prospectus Supplement is October 21, 2008